EXHIBIT H.3
                       FORM OF NOTICE

Notice is hereby given that the following filing(s) has/have been made with the Commission under provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) is/are available for public inspection through the Commission's Branch of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _________, 2004, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After _______, 2004 the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Northeast Utilities, et al. (70-9755)

Northeast Utilities ("NU"), located at 174 Brush Hill Avenue, West Springfield, MA 01090-0010, a registered holding company under the Act, Northeast Utilities Service Company ("NUSCO"), its wholly-owned service company subsidiary, located at 107 Selden Street, Berlin, CT 06307, and NU's wholly-owned public-utility subsidiaries, Western Massachusetts Electric Company ("WMECO"), located at 174 Brush Hill Avenue, West Springfield, MA 01090-0010, The Connecticut Light and Power Company ("CL&P") and Northeast Nuclear Energy Company ("NNECO"), both located at 107 Selden Street, Berlin, CT 06307, Holyoke Water Power Company ("HWP"), located at One Canal Street, Holyoke, MA 01040, Public Service Company of New Hampshire ("PSNH") and North Atlantic Energy Corporation ("NAEC"), both located at 780 North Commercial Street, Manchester, NH 03101, and NU's wholly-owned nonutility subsidiaries, NU Enterprises, Inc. ("NUEI"), a wholly-owned nonutility holding company subsidiary of NU and its direct and indirect wholly-owned subsidiaries, Northeast Generation Company ("NGC"), Northeast Generation Services Company ("NGS"), ES Boulos Company ("Boulos"), Woods Electrical Company, Inc. ("Woods"), Woods Network Services, Inc. ("Woods Network"), Select Energy, Inc. (Select Energy"), Select Energy New York, Inc. ("SENY"), Mode 1 Communications, Inc. ("Mode 1"); Yankee Energy System, Inc. ("YES"), a wholly-owned holding company subsidiary exempt under 3(a)(1) of the Act by rule 2 and its wholly-owned subsidiaries, Yankee Gas Services Company ("Yankee Gas"), a gas public-utility, Yankee Energy Financial Services Company ("Yankee Financial"), Yankee Energy Services Company ("YESCO") and NorConn Properties, Inc. ("NorConn"); The Rocky River Realty Company ("RR"), Properties, Inc. ("Properties") and The Quinnehtuk Company ("Quinnehtuk"), all located at 107 Selden Street, Berlin, CT 06307; Select Energy Services, Inc., (formerly HEC Inc.) ("SESI"), located at 24 Prime Parkway, Natick, MA 01760 (collectively, the "Applicants"), have filed a post-effective amendment to their application-declaration ("Application") under sections 6(a), 7, 9(a), 10, 12(b), of the Act and rules 43, 45 and 52.

I.   Background

NU has seven public-utility company subsidiaries, CL&P, WMECO, PSNH, Yankee Gas, HWP, NAEC and NNECO. CL&P, WMECO and PSNH engage, among other things, in the sale of electric energy at retail and Yankee Gas engages in the sale of natural gas at retail. Prior to the sale by the NU system of all of its nuclear assets, NAEC and NNECO were an owner and a manager, respectively, of various nuclear generating assets. As noted above, YES is an intrastate exempt holding company subsidiary of NU, CL&P, WMECO, PSNH, YES and Yankee Gas are referred to collectively below as the "Utility Borrowers."

Applicant nonutility subsidiaries of NU are: NUSCO, the NU system service company; NGC, an exempt wholesale generator ("EWG"); NUEI, a nonutility holding company; RR, Properties, Quinnehtuk and NorConn, each a real estate company; SESI, an energy services company; Select, SENY, NGS, Woods, Boulos and YESCO, each a rule 58 company; Mode 1 and Woods Network, each an exempt telecommunications company under section 34 of the Act ("ETC"); and Yankee Financial, a financial services company.

By order dated June 30, 2003 (the "2003 Order"), the Commission authorized NU, CL&P, WMECO, PSNH, YES and Yankee Gas to enter into short-term unsecured debt within specified limits and parameters and interest rate hedging transactions, all through June 30, 2006. In addition, the 2003 Order authorized all of the Applicants, except NUSCO, to enter into short-term debt transactions with NU and to extend credit to, and acquire promissory notes from, one another through their participation in the NU Money Pool subject to certain restrictions through June 30, 2004, pending the submission by the Applicants of a feasibility study concerning the creation of a separate money pool for nonutility subsidiaries of NU. The 2003 Order also authorized NUSCO to administer the NU Money Pool.

The Applicants state that they have submitted such a study on the benefits of maintaining two separate money pools instead of the one that is currently maintained and filed it with the Commission as an exhibit to a Rule 24 certificate filed in this File on December 23, 2003. According to Applicants the study focused on historical borrowings by NU companies through the period from January 2000 through September 2003. Applicants state that the study found that the use of two separate money pools, one for NU's non-utility subsidiaries and one for NU's utility subsidiaries, was feasible but, if used during the test period, would not have resulted in a significant benefit to the NU system.

Applicants now seek the following authorizations through June 30, 2007 (the "Authorization Period"):

     1. extension of the Commission authorization for NU and the Utility Borrowers to issue short-term unsecured debt to unaffiliated third parties. Although the authorization period for the short-term debt for NU and the Utility Borrowers does not expire until June 30, 2006, certain of the Utility Borrowers are seeking an increase in their short-term debt limit and so the Applicants are seeking a three-year authorization period for all requests;

     2. increase in the short-term debt limits imposed by the 2003 Order on certain of the Utility Borrowers;

     3. extension of the reservation of jurisdiction on the request for authorization for the Utility Borrowers to issue short-term secured debt, pending completion of the record;

     4. extension of the authorization for NU and the Utility Borrowers to enter into interest rate hedging transactions ("Interest Rate Hedges") related to their short-term debt transactions;

     5. continuation of the NU Money Pool, with NUSCO as the administrator and the other Applicants as participants;

     6. authorization for Properties to participate in the NU Money Pool both as a borrower and a lender; and

     7. release of the Commission's reservation of jurisdiction over the removal of money pool borrowing limits of the nonutility subsidiaries.

II.  The Proposed External Financings.

A.   General Terms and Conditions.

Financings with third parties by NU and the Utility
Borrowers will continue to be subject to the conditions imposed by the 2003 Order (the "Financing Parameters").

B.   Use of Proceeds.

The proceeds from the short-term debt of NU and the Utility Borrowers authorized by the Commission pursuant to this Application will be used for (i) general corporate purposes, including investments by and capital expenditures of NU and its subsidiaries, including, without limitation, the funding of future investments in EWGs, foreign utility companies (each to the extent permitted under the Act or Commission order), rule 58 subsidiaries and ETCs, (ii) the repayment, redemption, refunding or purchase by NU or any subsidiary of any of its own securities from non-affiliates pursuant to rule 42, and (iii) financing working capital requirements of NU and its subsidiaries.

C.   Short-Term Debt Limits.

The Applicants seek external short-term debt financing authorization for NU and the five Utility Borrowers, subject to aggregate limits described below. The short-term debt authorization for HWP, NAEC and NNECO is limited to borrowings through the NU Money Pool, also described below. The short-term debt of NU, CL&P, WMECO, PSNH, HWP, NAEC, NNECO, YES and Yankee Gas outstanding at any one time, whether through external financings, pursuant to the authority requested in this Application, will not exceed the following:
____________________________________________________________

Company              Aggregate Limits

NU                  $ 450 Million
CL&P        <FN1>   $ 450 Million
WMECO               $ 200 Million
PSNH        <FN2>   $ 150 Million
HWP                 $   5 Million
NAEC                $  10 Million
NNECO               $  10 Million
YES                 $  50 Million
Yankee Gas          $ 150 Million
____________________________________________________________


With respect to the Utility Borrowers, as described below, these limitations would include both unsecured and secured debt amounts.

D.   Northeast Utilities Short-Term Debt.

NU requests that the Commission extend the authority granted in the 2003 Order, to issue and sell, through the Authorization Period, short-term unsecured debt in an aggregate principal amount at any time outstanding not to exceed $450 million. NU states that the short-term unsecured debt of NU will take a variety of forms, including commercial paper and notes to banks or other financial institutions, and will be on terms that are generally available to borrowers with comparable credit ratings and that all NU short-term unsecured debt will have maturities of less than one year from the date of issuance.

Subject to its short-term debt limit and the Financing Parameters, NU intends to renew and extend outstanding short-term debt as it matures, to refund such short-term debt with other similar short-term debt, to repay such short-term debt or to increase the amount of its short-term debt from time to time.

E.   Utility Borrowers' Short-Term Unsecured and Secured
     Debt.

The Utility Borrowers request that the Commission extend the authority granted in the 2003 Order, to issue and sell, through the Authorization Period, short-term unsecured debt, on terms that are generally available to borrowers with comparable credit ratings, subject to the applicable debt limits, Financing Parameters and the same terms as are applicable to NU, described above. In addition, the Utility Borrowers request the Commission to reserve jurisdiction, through the Authorization Period, over their request to issue and sell short-term secured debt, on terms that are generally available to borrowers with comparable credit ratings, pending their completion of the record. In all other respects the proposed short-term secured debt would be subject to the applicable debt limits, Financing Parameters and, to the extent appropriate, the same terms as are applicable to NU.

Subject to the applicable short-term debt limits and the Financing Parameters, discussed above, as in the case of NU, the Utility Borrowers intend to renew and extend outstanding short-term debt as it matures, to refund such short-term debt with other similar short-term debt, to repay such short-term debt or to increase the amount of their short-term debt from time to time.

NU and the Utility Borrowers commit that, apart from the securities issued for the purpose of funding money pool operations or in the form of commercial paper or short-term bank facilities, no securities may be issued in reliance upon the Order issued in this file during the Authorization Period, unless: (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding debt securities of the issuer that are rated are rated investment grade; and
(iii) all outstanding debt securities of NU that are rated, are rated investment grade. For purposes of this condition, a security will be considered investment grade if it is so rated by at least one nationally recognized statistical rating organization, as that term is used in paragraphs
(c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. NU and the Utility Borrowers request that the Commission reserve jurisdiction over the issuance by NU and the Utility Borrowers of any securities that do not meet these conditions.

III.      Authorization to Engage in Interest Rate Hedge
          Transactions.

NU and the Utility Borrowers also request that the Commission extend its authorization through the Authorization Period for NU and the Utility Borrowers to enter into interest rate hedging transactions with respect to its outstanding indebtedness ("Interest Rate Hedges"), subject to the same limitations and restrictions as set forth in the 2003 Order.

 IV.      The NU Money Pool.

The Applicants request authorization to continue the NU Money Pool through the Authorization Period, with NUSCO as the NU Money Pool administrator. The Applicants also request continued participation in the NU Money Pool and authorization for Properties to participate in the NU Money Pool both as a borrower and Lender.

The Pool Participants, other than NU, YES, Mode 1, Woods
Network and NGC, request authority to continue to enter into, from time to time, short-term unsecured debt transactions through the NU Money Pool, to contribute surplus funds to the NU Money Pool and to lend to (and acquire promissory notes from) one another through the NU
Money Pool. NU, YES, Mode1, Woods Network and NGC also request authority solely to contribute surplus funds and to lend to the Pool Participants through the NU Money Pool.

Finally, the Applicants request that the Commission release jurisdiction over the request that there be no limit placed on the NU Money Pool borrowings of the nonutility subsidiaries. Under Rule 52(b) the issue and sale of any security of a nonutility subsidiary of a registered holding company is exempt from section 6(a) of the Act if: "(1) the issue and sale of the security are solely for the purpose of financing the existing business of the subsidiary company; and (2) the interest rates and maturity dates of any debt security issued to an associate company are designed to parallel the effective cost of capital of that associate company." According to the Applicants, using the Fed Funds Rate in place of calculating each participant's "effective cost of capital" as described in Rule 52 satisfies the Act's concerns about preventing holding company abuses, and creates a framework where "holding company abuses are unlikely to exist." Applicants state that using the Fed Funds Rate is a reasonable and non-discriminatory manner to assess interest costs, especially where, as is the case here, there are so many pool participants who have not issued debt to non-affiliates on which to base their "effective cost of capital" and that the Commission, in the release adopting Rule 52, alluded to tying a company's effective cost of capital to an index such as the Fed Funds Rate.

For the Commission, by the Division of Investment
Management, under delegated authority.
------------------------------------------------------------


<FN1>   CL&P's aggregate unsecured debt is also restricted
by charter provisions relating to its preferred stock. CL&P is authorized by its preferred stockholders, through March 31, 2014, to issue securities representing unsecured indebtedness to a maximum of 20% of its capitalization. Based on its capitalization as of December 31, 2003, CL&P is limited to an aggregate of $501 million of unsecured indebtedness, which exceeds the authorization sought here.

<FN2>  PSNH aggregate short-term debt is restricted by New
Hampshire law to an amount equal to 10% of its net fixed plant without further New Hampshire Public Utilities Commission ("NHPUC") approval. Any short-term debt of PSNH in excess of 10% of net fixed plant would require NHPUC approval and would be exempt from this Commission's jurisdiction pursuant to rule 52(a). PSNH currently has approval from NHPUC to issue up to $100 million in short-term debt, which is in excess of 10% of net fixed plant debt limit, for general corporate purposes (NHPUC Order 23,841, November 9, 2001) and has filed an application with the NHPUC seeking an increase in such authority to $150 million. However, in the event the NHPUC order is revoked, lapses or is rescinded or issuance of short-term debt in an amount to $100 million is not exempt pursuant to rule 52, PSNH wishes to have the flexibility to issue such debt pursuant to this Commission's authorization.

------------------------------------------------------------